SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

OTI AND VENUE1 IMPLEMENT MASTERCARD PAYPASS™

WITH THE SEATTLE SEAHAWKS

Fort Lee, NJ – September 12, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based card solutions, and Venue1, a leader in technology solutions for sports and entertainment venues, are providing contactless reader solutions for the Seattle Seahawks to support its MasterCard PayPass™ program. Using the new solution, Seahawks fans can pay for their concession stand purchases faster and more conveniently by tapping their PayPass card on OTI’s Saturn 5000 reader stationed next to the existing Venue1 point-of-sale devices.

The Saturn 5000 is designed to allow quick upgrades of existing POS terminals to accept contactless payments, with the reader facing the customer for easier payment experience. The Saturn 5000 can support multiple payment applications and is currently compatible with the major POS terminal providers and acquirers. Supporting the major contactless payment programs, the software integrated in the Saturn 5000 can read a variety of sources including credit cards and key fobs. OTI also offers OEM solutions that can be integrated into payment terminals.

Venue 1‘s product line has solutions for all size facilities, from the smallest performing arts theatres to the largest outdoor stadiums. Venue 1‘s solutions are designed specifically for each environment as Venue 1 examines plans and implements installations to assure that the components match each customer’s objectives and resources.

Ohad Bashan, President of OTI America said, “It’s great to see the contactless payments market growing to sporting arenas. Sports fans should be thrilled with the possibility of getting snacks and coming back to their seat without missing a single touchdown.”

Venue 1‘s President, Steve Weiss observes that “Contactless payment technologies have offered the means to enhance customer service in large venues where speed of service and the security of the transaction are paramount. Additionally, Venue1 is able to gather and process more information about the buying patterns of the sports fan, assisting the teams’ marketing departments in their efforts to drive revenue.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. For more information on OTI, visit www.otiglobal.com.

About Venue 1, Inc.

Venue 1, Inc., based in Wayne, PA, is a leading provider of point-of-sale systems and event control software for the food service and merchandise operators at large sports and entertainment facilities. Since 1986, Venue 1‘s Tangent POS brand has been an influential factor in the growth of technology and enhanced fan experiences for this industry, and has installed its products in more than 60 major league facilities, and an additional 90 facilities in the US and Canada. For more information on Venue 1, please visit www.venueone.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	David Pasquale/Denise Roche
Director of Corporate Communications	5W Public Relations	The Ruth Group
201 944 5200 ext. 111	212 999 5585	646 536 7006/8
galit@otiglobal.com	ahandelsman@5wpr.com	dpasquale@theruthgroup.com
droche@theruthgroup.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: September 12th, 2005